January 26, 2006
VIA EDGAR AND FACSIMILE
U. S. Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Mr. Craig Sivka

Re:	The Valspar Corporation (the “Company”) Registration Statement on Form S-4 File No. 333-128753
Dear Mr. Sivka:
     As discussed and agreed upon, we are filing Amendment 3 to the referenced registration statement with the following changes:
•	updated filing date on cover page and prospectus cover pages

•	updated exchange offer expiration date on prospectus cover page, and pages 3 and 18

•	updated deadline for requests for further information on page ii

•	updated date for dealer prospectus-delivery obligations on page 40

•	updated signing dates on registration statement signature page, and

•	updated consent from Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm.
     If you have any questions, please contact me at (612) 672-8305.

Sincerely,
/s/ Paul D. Chestovich

Maslan Edelman Borma & Brand, LLP Counsel to the Valspar Corporation